SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                            Vascular Solutions, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

  Stock Options under the Vascular Solutions, Inc. Stock Option and Stock Award
            Plan to Purchase Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                             -----------------------

                                    92231M109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                             -----------------------

            Howard Root                                  Copy to:
      Chief Executive Officer                        Timothy S. Hearn
     Vascular Solutions, Inc.                      Dorsey & Whitney LLP
      2495 Xenium Lane North                 50 South Sixth Street, Suite 1500
       Minneapolis, MN 55441                       Minneapolis, MN 55402
           763-656-4300                                612-340-2600

           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
              ----------------------------------------------------

              Transaction Value*              Amount of Filing Fee
                 $1,494,941                           $299
              ----------------------------------------------------

* For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 559,750 shares of Vascular Solutions, Inc. common stock, par value $.01 per share, having an aggregate value of $1,494,941 as of July 16, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A                       Filing Party:      N/A
Form or Registration No.:    N/A                       Date Filed:        N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender-offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                TABLE OF CONTENTS


      Item 1. Summary Term Sheet
      Item 2. Subject Company Information
      Item 3. Identity and Background of Filing Person
      Item 4. Terms of the Transaction
      Item 5. Past Contracts, Transactions, Negotiations and Agreements
      Item 6. Purposes of the Transaction and Plans or Proposals
      Item 7. Source and Amount of Funds or Other Consideration
      Item 8. Interest in Securities of the Subject Company
      Item 9. Persons/Assets, Retained, Employed, Compensated or Used
      Item 10. Financial Statements
      Item 11. Additional Information
      Item 12. Exhibits
      Item 13. Information Required by Schedule 13E-3
      SIGNATURE
      EXHIBIT INDEX

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Item 1. Summary Term Sheet

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated July 17, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information

     (a) The name of the issuer is Vascular Solutions, Inc., a Minnesota Corporation (the "Company"), and the address of its principal executive office is 2495 Xenium Lane North, Minneapolis, Minnesota 55441, telephone:
763-656-4300. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Vascular Solutions") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO (this "Schedule TO"), relates to an offer by the Company to exchange certain options held by current employees of the Company or its subsidiaries, except the Chief Executive Officer, that are outstanding under the Company's Stock Option and Stock Award Plan, as amended (the "Stock Option Plan") to purchase shares of the Company's common stock, par value $.01 per share, for new options that will be granted under the Stock Option Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Directors of the Company are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Price Range of Common Stock Underlying the Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) There is no established trading market for the subject options described under Item 2(b) above. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a) The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Making an Election and Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6

("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

     (b)  Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     (a)  Not applicable.

Item 10. Financial Statements

     The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Vascular Solutions"), Section 16 ("Additional Information"), Section 17 ("Forward Looking Statements; Miscellaneous") and the financial information included under Item 14 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and under Item 1 in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2002 is incorporated herein by reference.

Item 11. Additional Information

     Not applicable.

Item 12. Exhibits


(a)(1)(A)         Offer to Exchange dated July 17, 2002.
(a)(1)(B)         Form of Election Form.
(a)(1)(C)         Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)         Form of Letter to Tendering Option Holders Regarding
                  Acceptance of

                  Tendered Options.
(a)(5)(A) Vascular Solutions, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 7, 2002 and incorporated herein by reference.
(a)(5)(B) Vascular Solutions, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.
(b)               Not applicable.
(d)(1) Vascular Solutions, Inc. Stock Option and Stock Award Plan, as amended.
(d)(2) Form of Stock Option Agreement pursuant to the Vascular Solution, Inc.'s Stock Option and Stock Award Plan.
(g)               Not applicable.
(h)               Not applicable.

Item 13. Information Required by Schedule 13E-3

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Vascular Solutions, Inc.

Date: July 17, 2002
                                      /s/ Howard Root
                                      -------------------------------
                                      Howard Root
                                      Chief Executive Officer,
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


(a)(1)(A)         Offer to Exchange dated July 17, 2002.
(a)(1)(B)         Form of Election Form.
(a)(1)(C)         Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(5)(A) Vascular Solutions, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 7, 2002 and incorporated herein by reference.
(a)(5)(B) Vascular Solutions, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.
(b)               Not applicable.
(d)(1) Vascular Solutions, Inc. Stock Option and Stock Award Plan, as amended.
(d)(2)            Form of Stock Option Agreement pursuant to the Vascular
                  Solution, Inc.'s
                  Stock Option and Stock Award Plan.
(g)               Not applicable.
(h)               Not applicable.